One Financial Center Boston, MA 02111 617 542 6000 mintz.com

June 30, 2022

CONFIDENTIAL – VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Dougherty

Loan Lauren Nguyen

Re:	TMC the metals Co Inc.

Amendment No. 1 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed May 31, 2022

File No. 333-260126

Dear Mr. Dougherty:

On behalf of TMC the metals company Inc. (the “Company”), we submit this letter in response to the comment letter, dated June 21, 2022 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on May 31, 2022. Concurrently, the Company is submitting Amendment No. 2 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 2”).

In order to facilitate your review, we have repeated the comment in its entirety in italicized text followed by the Company’s response.

Amendment No. 1 to Post-Effective Amendment No. 1 to Form S-1

General

1.	We note that your filing incorporates by reference the consent of various experts from those consents provided with the initial S-1 filing, including that of counsel and of various "qualified persons" responsible for portions of your technical reports filed as Exhibit 96.1 and 96.2 on the NORI Property and TOML Mineral Resource, respectively. Considering that this post-effective amendment will have a new date of effectiveness, please revise to provide new consents from all such experts. See Item 601(b)(23) and Item 1302(b)(4)(iv)of Regulation S-K, as well as Securities Act Section 7(a), Securities Act Rule 436 and Securities Act Rule 439.

Response: The Company respectfully acknowledges the Staff's comment and has filed with Amendment No. 2 new consents of counsel and of the various experts responsible for portions of the technical reports filed as Exhibit 96.1 and Exhibit 96.2 on the NORI Property and TOML Mineral Resource, respectively. See Exhibits 23.2 through Exhibit 23.9 to Amendment No. 2.

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BOSTON	LONDON	LOS ANGELES	NEW YORK	SAN DIEGO	SAN FRANCISCO	WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ June 30, 2022 Page 2

If you have any questions or comments in connection with this letter or Amendment No. 2, please contact the undersigned by phone at (617) 348- 1715 or via e-mail at Dtkajunski@mintz.com.

Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:          Craig Shesky, Chief Financial Officer, TMC the metals company Inc.

               Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.